Exhibit 99.2

Notice of Annual General Meeting of Shareholders

and Availability of Investor Materials

An Annual General Meeting of Shareholders of Brookfield Infrastructure Corporation (the “Corporation” or “BIPC”) will be held on Thursday, June 17, 2021 at 9:00 a.m. Eastern Daylight Time (“EDT”) in a virtual meeting format to:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2020, including the external auditor’s report thereon;

2.	elect the board of directors of the Corporation; and

3.	appoint the external auditor of the Corporation and authorize the board of directors of the Corporation to set its remuneration.

We will also consider any other business that may properly come before the meeting.

This year’s meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person.

You can attend and vote at the virtual meeting by visiting https://web.lumiagm.com/438253719 and entering your control number and password “BIPC2021” (case sensitive). See “Q&A on Voting” in our management information circular dated May 7, 2021 (the “Circular”) for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting if you were a shareholder at the close of business on May 4, 2021. Before casting your vote, we encourage you to review the Circular, including the section entitled “Business of the Meeting”.

We are posting electronic versions of the Circular, a form of proxy or voting instruction form, and our annual report on Form 20-F (which includes our financial statements for the fiscal year ended December 31, 2020 and related management’s discussion and analysis) (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at https://bip.brookfield.com/bipc under “Notice and Access 2021” and at www.sedar.com and www.sec.gov/edgar.

If you would like paper copies of any investor materials please contact us at 1-866-989-0311 or bip.enquiries@brookfield.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 9:00 a.m. EDT on June 3, 2021.

Instructions on Voting at the

Virtual Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, Computershare Trust Company of Canada, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a user name to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on June 15, 2021 or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”). You can cast your proxy vote in the following ways:

•	On the Internet at www.investorvote.com;

•	Mail your signed proxy using the business reply envelope accompanying your proxy; or

•	By telephone at 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (direct dial outside North America).

Information for

Non-Registered Shareholders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder with our transfer agent, Computershare Trust Company of Canada at www.computershare.com/BIPC by no later than the Proxy Deadline.

By Order of the Board

Michael Ryan

Corporate Secretary

May 7, 2021

Letter to Shareholders

To our shareholders,

On behalf of your Board of Directors, we are pleased to invite you to attend the 2021 inaugural annual meeting of Brookfield Infrastructure Corporation (the Corporation or BIPC). The annual meeting will occur by webcast at 9:00 a.m. Eastern Daylight Time on Thursday, June 17, 2021. You can read about the business of the meeting beginning on page nine of the accompanying Management Information Circular. This Circular also provides important information on voting your shares at the meeting, our eight director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio and participate in our annual meeting can be found in the “Q&A on Voting” section of the Circular.

BACKGROUND AND BENEFITS OF THE CORPORATION

The Corporation’s exchangeable shares are intended to be economically equivalent to Brookfield Infrastructure Partners L.P. (the partnership or BIP) units through the payment of identical dividends/distributions and the fact that the shares of the Corporation are exchangeable into units of the partnership at any time. Due to this intended economic equivalence, and the exposure to the same underlying businesses, the interests of BIPC and BIP are closely aligned.

As a result of this relationship, we strongly encourage shareholders to read the Corporation’s disclosures together with those of BIP.

On March 31, 2020, the Corporation was successfully spun off from BIP. The Corporation was created to provide investors with an alternative way to access BIP’s globally diversified portfolio of high-quality infrastructure assets. Providing investors with the ability to invest through a corporate structure offered three potential benefits:

•	Expanded investor base – For those investors that are not able to invest in BIP, the Corporation provides an opportunity to own an economically equivalent security.

•

Broader index inclusion—As passive index investing grows in popularity, it is increasingly important that Brookfield Infrastructure be included in the major global indices. While BIP is currently included in the S&P/TSX Composite Index and the S&P/TSX 60 Index (among others), BIPC shares have been added to several other major indices, most notably the Russell 2000 and MSCI Global indices.

•

Tax advantages for some - For U.S. investors, our Corporation’s dividends are qualified, and the federal tax rate on dividends is currently lower as compared to BIP’s distributions. For Canadian investors, the dividends are currently considered fully eligible dividends. In addition to financial benefits, all shareholders have simpler tax reporting relative to BIP and receive common dividend reporting slips.

SHAREHOLDER MEETING

Please take the time to read our Management Information Circular and determine how you will vote your shares.

The Board wishes to express our appreciation for your continued faith in us and we look forward to meeting with you (virtually) on June 17th.

Yours truly,

Anne C. Schaumburg

Brookfield Infrastructure Corporation

Board Chair

May 2021

Management Information Circular

Table of Contents

PART ONE	VOTING INFORMATION	1
	Who Can Vote	1
	Notice and Access	2
	Q & A on Voting	2
	Principal Holders of Voting Shares	7

PART TWO	BUSINESS OF THE MEETING	9

	1. Receiving the Consolidated Financial Statements	9
	2. Election of Directors	9
	Voting by Proxy	9
	Director Nominees	10
	Summary of 2021 Nominees for Director	16
	2020 Director Attendance	17
	3. Appointment of External Auditor	18
	Principal Accounting Firm Fees	18

PART THREE	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	20

	Overview	20
	Board of Directors	20
	Management Diversity	27
	Environmental, Social and Governance Management	27
	Code of Business Conduct and Ethics	30
	Personal Trading Policy	30

PART FOUR	DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	31

	Director Compensation	31
	Equity Ownership of Directors	32

PART FIVE	REPORT ON EXECUTIVE COMPENSATION	33

	Executive Overview	33
	Compensation Elements Paid by Brookfield	34
	Base Salaries	34
	Cash Bonus and Long-Term Incentive Plans	34
	Termination and Change of Control Provisions	36
	Summary of Compensation	36
	Pension and Retirement Benefits	40

PART SIX	OTHER INFORMATION	41

	Indebtedness of Directors, Officers and Employees	41
	Audit Committee	41
	Related Party Transactions	41
	Management Contracts	41
	Normal Course Issuer Bid	42
	Availability of Disclosure Documents	42
	Other Business	42
	Directors’ Approval	43

APPENDIX A	CHARTER OF THE BOARD	A-1

Part One – Voting Information

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Brookfield Infrastructure Corporation (“we,” “our” or the “Corporation”) of proxies for the Annual General Meeting of Shareholders of the Corporation (the “meeting”) referred to in the Corporation’s Notice of Annual General Meeting of Shareholders and Availability of Investor Materials dated May 7, 2021 (the “Notice”) to be held in a virtual meeting format only on June 17, 2021 at 9:00 a.m. Eastern Daylight Time (“EDT”). See “Q&A on Voting” on page 2 of this Circular for further information.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bip.brookfield.com/bipc under “Notice and Access 2021”, on our System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com and on our Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. The cost of solicitation will be borne by the Corporation.

The information in this Circular is given as at May 7, 2021, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to AUD$ are to Australian dollars and all references to C$ are to Canadian dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2020 as reported by Bloomberg L.P. (“Bloomberg”) of C$1.00 = US$0.7465, unless otherwise indicated.

Who Can Vote

As at May 4, 2021, the Corporation had 44,950,382 class A exchangeable subordinate voting shares (“exchangeable shares”), 1 class B multiple voting share (“class B shares”) and 1,402,451 class C non-voting shares (“class C shares”) outstanding. The exchangeable shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BIPC.” The class B shares and class C shares are all held by a subsidiary of Brookfield Infrastructure Partners L.P. (“BIP” or the “partnership”) (see “Principal Holders of Voting Shares” on page 7 of this Circular for further information). Each registered holder of record of exchangeable shares or class B shares as at the close of business on Tuesday, May 4, 2021 (the “Record Date”) is entitled to receive notice of and to vote at the meeting. Except as otherwise provided in this Circular, each holder of an exchangeable share or a class B share on such date shall be entitled to vote on all matters to come before the meeting or any adjournment thereof, either in person or by proxy. Except as otherwise provided in our articles or as required by law, holders of class C shares are entitled to notice of, and to attend, any meetings of shareholders of the Corporation, but shall not be entitled to vote at any such meetings.

The share conditions for the exchangeable shares and class B shares provide that, subject to applicable law and in addition to any other required shareholder approvals, (i) each holder of exchangeable shares is entitled to cast one vote for each exchangeable share held at the record date for determination of shareholders entitled to vote on any matter and (ii) each holder of class B shares is entitled to cast a number of votes for each class B share held at the record date for determination of shareholders entitled to vote on any matter equal to: (A) the number that is three times the number of exchangeable shares then issued and outstanding divided by (B) the number of class B shares then issued and outstanding. The effect of the foregoing is that the holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. Except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares will vote together and not as separate classes.

Each exchangeable share has been structured with the intention of providing an economic return equivalent to one non-voting limited partnership unit of BIP (each, a “BIP Unit”). We therefore expect that the market price of our exchangeable shares will be significantly impacted by the market price of the BIP Units and the combined business performance of our group (as defined below) as a whole. In addition to carefully considering the disclosure made in this Circular, you should carefully consider the disclosure made by the BIP in its continuous disclosure filings. Copies of BIP’s continuous disclosure filings are available electronically on BIP’s SEDAR profile at www.sedar.com and on BIP’s EDGAR profile at www.sec.gov/edgar.

2021 MANAGEMENT INFORMATION CIRCULAR / 1

Notice and Access

The Corporation is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, we have posted this Circular and form of proxy on our website at https://bip.brookfield.com/bipc under “Notice and Access 2021”, in addition to posting it on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The Corporation has sent the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. The Corporation will not directly send the Notice Package to non-registered shareholders. Instead, the Corporation will pay Intermediaries (as defined on page 4 of this Circular) to forward the Notice Package to all non-registered shareholders.

The Corporation has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials and is therefore consistent with our focus on sustainability. Additionally, adopting Notice and Access results in significantly lower printing and mailing costs in connection with the meeting.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and our annual report on Form 20-F (which includes our financial statements for the fiscal year ended December 31, 2020 and related management’s discussion and analysis) (the “Annual Report on Form 20-F”) will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact the Corporation at 1-866-989-0311 or bip.enquiries@brookfield.com, in which case the Corporation will mail this Circular within three business days of any request, provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 9:00 a.m. EDT on June 3, 2021 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of this Circular being filed, the Corporation will mail this Circular within 10 calendar days of such request.

The deadline for shareholder proposals for the Corporation’s 2022 Annual General Meeting of Shareholders is March 17, 2022.

Q & A on Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation
Election of the Directors	exchangeable shareholders; class B shareholders	FOR each director nominee
Appointment of the External Auditor and authorizing Directors to set its remuneration	exchangeable shareholders; class B shareholders	FOR the resolution

Who is entitled to vote?

Holders of exchangeable shares at the close of business on Tuesday, May 4, 2021 are entitled to one vote per share on the items of business as identified above. Holders of class B shares at the close of business on Tuesday, May 4, 2021 are collectively entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares issued and outstanding on the items of business as identified above. Holders of class C shares are not entitled to vote on the items of business as identified above.

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting, submit questions and vote, provided they are connected to the internet, have a control number and follow the instructions in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the virtual meeting.

2021 MANAGEMENT INFORMATION CIRCULAR / 2

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, Computershare Trust Company of Canada (“Computershare”), after submitting the form of proxy or voting instruction form by visiting www.computershare.com/BIPC no later than 5:00 p.m. EDT on June 15, 2021 or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”) and providing Computershare with the name and email address of your appointee. Computershare will provide your appointee with a user name which will allow your appointee to log in to and vote at the meeting. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a user name to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

How do I vote?

Shareholders can vote in one of two ways, as follows:

•	by submitting your proxy or voting instruction form (by Internet, by mail or by telephone) prior to the meeting; or

•	during the meeting by online ballot through the live webcast platform.

What if I plan to attend the meeting and vote by online ballot?

If you are a registered shareholder or a duly appointed proxyholder, you can attend and vote during the meeting by completing an online ballot through the live webcast platform. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting. Guests will be able to listen to the meeting but will not be able to ask questions or vote during the virtual meeting.

In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://web.lumiagm.com/438253719

Step 2: Follow these instructions:

Registered shareholders: Click “I have a Login” and then enter your 15-digit control number found on your form of proxy and the password “BIPC2021” (case sensitive) and click the “Login” button. You will be able to vote by virtual ballot during the meeting by clicking on the “Voting Icon” on the meeting centre site. If you log in to the meeting and accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in that case, you will be provided with the opportunity to vote by virtual ballot on the matters put forth at the meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only access the meeting as a guest.

Duly appointed proxyholders: Click “I have a Login” and then enter your user name provided to you by Computershare and the password “BIPC2021” (case sensitive) and click the “Login” button. You will be able to vote by virtual ballot during the meeting by clicking on the “Voting Icon” on the meeting centre site.

Guests: Click “I am a guest” and then complete the online form.

It is your responsibility to ensure internet connectivity for the duration of the meeting and you should allow ample time to log in to the meeting online before it begins.

2021 MANAGEMENT INFORMATION CIRCULAR / 3

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy prior to the Proxy Deadline as follows:

•

by Internet: access www.investorvote.com and following the instructions on the screen. You will need your 15-digit control number, which is printed on the bottom of the first page of the form of proxy sent to you.

•	by mail: complete, sign and date your form of proxy and return it in the envelope provided or in one addressed to Computershare Trust Company of Canada:
•	Attention: Proxy Department

•	100 University Avenue, 8th Floor

•	Toronto, Ontario

•	M5J 2Y1;

•

by telephone: call toll-free in North America at 1-866-732-8683 or outside North America at 1-312-588-4290. You will be prompted to provide the 15-digit control number printed on the bottom of the first page of the form of proxy sent to you. Please note that you cannot appoint anyone other than the directors and officers named on your form of proxy as your proxyholder if you vote by telephone.

If you vote by proxy, your proxy must be received no later than the Proxy Deadline, regardless of the method you choose. If you do not date your proxy, we will assume the date to be the date it was received by Computershare. If you vote by telephone or via the Internet, do not return your form of proxy.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of the Corporation) to represent you as proxyholder at the meeting by writing the name of this person in the blank space on the form of proxy. If you wish to appoint a person other than the management nominees identified in the form of proxy you will need to complete the additional step of registering your proxyholder with Computershare at www.computershare.com/BIPC by no later than the Proxy Deadline.

If you are a non-registered shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of the Corporation and the associated costs will be borne by the Corporation.

What happens if I sign the proxy sent to me?

Signing the proxy appoints David Krant, Chief Financial Officer of the Corporation, or in the alternative, Michael Ryan, Corporate Secretary of the Corporation (collectively, the “Management Representatives”), or another person you have appointed, to vote or withhold from voting your shares at the meeting in accordance with your instructions.

Can I appoint someone other than the Management Representatives to vote my shares?

Yes, you may appoint another person other than the Management Representatives named on the form of proxy to be your proxyholder. Write the name of this person in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, Computershare, after submitting the form of proxy or voting instruction form. See “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular for instructions on registering your proxy with Computershare. Registered shareholders may not appoint another person or company as proxyholder other than the Management Representatives named in the form of proxy when voting by telephone.

2021 MANAGEMENT INFORMATION CIRCULAR / 4

What do I do with my completed form of proxy?

Return it to Computershare in the envelope provided to you by mail to Computershare Trust Company of Canada: Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1; by no later than the Proxy Deadline. A completed form of proxy should only be returned if you are voting by mail or appointing a proxyholder.

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which is printed on the bottom of the first page of the form of proxy sent to you. You must submit your vote by no later than the Proxy Deadline.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of the Corporation at the address below no later than 5:00 p.m. EDT on Tuesday, June 15, 2021, or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting. You may also log in, accept the terms and conditions and attend the virtual meeting, which will revoke your previous proxy.

Attention: Corporate Secretary

Brookfield Infrastructure Corporation c/o Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

If you are a non-registered shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders at the meeting. See “Business of the Meeting” on page 9 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of the Corporation is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

2021 MANAGEMENT INFORMATION CIRCULAR / 5

Who counts the votes?

The Corporation’s transfer agent, Computershare, counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact Computershare as follows:

Mail	Telephone	Online
Computershare Trust Company of Canada 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1	Direct dial outside North America at 514-982-7555 within Canada and the United States toll free at 1-800-564-6253	Email: service@computershare.com/service Website: www.computershare.com/ca

If my shares are not registered in my name but are held in the name of an Intermediary,

how do I vote my shares?

In many cases, exchangeable shares that are beneficially owned by a non-registered shareholder are registered either:

•	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository such as CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust Company (“DTC”), which the Intermediary is a participant of.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since the Corporation has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: you must complete the additional step of registering yourself (or your appointees other than if your appointees are the management nominees) as the proxyholder with Computershare at www.computershare.com/BIPC no later than the Proxy Deadline and providing Computershare with your name and email address or the name and email address of your appointee. Computershare will provide you or your appointee with a user name which will allow you or your appointee to log in to and vote at the meeting.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. To do so, please follow these steps:

Step 1: Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one.

Step 2: After you receive a valid legal proxy from your Intermediary, you must then submit the legal proxy to Computershare. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-

2021 MANAGEMENT INFORMATION CIRCULAR / 6

mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the Proxy Deadline.

Step 3: Computershare will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. Please note that you are also required to register your appointment as a proxyholder at www.computershare.com/BIPC as noted above.

Failing to register online as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

The Corporation has distributed copies of the Notice Package to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

Principal Holders of Voting Shares

The following table presents information regarding the beneficial ownership of the exchangeable shares by each person or entity that beneficially owns 10% or more of the exchangeable shares. The exchangeable shares held by the principal shareholders do not entitle such shareholders to different voting rights than those of other holders of the exchangeable shares. However, the exchangeable shares and the class B shares have different voting rights. Holders of exchangeable shares hold a 25% voting interest in the Corporation and holders of the class B shares hold a 75% voting interest in the Corporation.

	Exchangeable Shares Outstanding
Name	Shares Owned	Percentage
Brookfield Asset Management Inc.(a)(b)	8,675,193	19.3%

Note:

(a)	Brookfield Asset Management Inc. (“Brookfield”) may be deemed the beneficial owner of 8,675,193 exchangeable shares that it holds through wholly owned subsidiaries.
(b)

BAM Class B Partners Inc., an Ontario corporation (“BAM Partners”), is the trustee of a trust established under the laws of Ontario (the “BAM Partnership”) and the sole owner of Brookfield Class B Limited Voting Shares (“Brookfield Class B Shares”). The Brookfield Class B Shares entitle BAM Partners to appoint one half of the board of directors of Brookfield. The voting interests in BAM Partners are held as follows: one-third by Jack Cockwell, one-third by Bruce Flatt, and one-third jointly by Brian Kingston, Brian Lawson, Cyrus Madon, Sam Pollock and Sachin Shah. BAM Partners will vote the Brookfield Class B Shares held by the BAM Partnership with no single individual or entity controlling BAM Partners. Neither the BAM Partnership nor BAM Partners beneficially own any other securities.

Brookfield Infrastructure Holdings (Canada) Inc. (“Can HoldCo”), which is controlled by Brookfield Infrastructure L.P. (“Holding LP”), which is controlled by BIP (together with Can HoldCo, Holding LP, certain subsidiaries of Holding LP and the entities which directly or indirectly hold the partnership’s current operations and assets that the partnership may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements (other than the Corporation), “Brookfield Infrastructure”), which itself is controlled by Brookfield, holds all of the issued and outstanding class B shares, having a 75% voting interest in the Corporation, and all of the issued and outstanding class C shares, which entitle the partnership to all of the residual value in the Corporation after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 79.8% voting interest in the Corporation.

2021 MANAGEMENT INFORMATION CIRCULAR / 7

To the knowledge of the directors and officers of the Corporation, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

2021 MANAGEMENT INFORMATION CIRCULAR / 8

Part Two – Business of the Meeting

We will address three items at the meeting:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2020, including the external auditor’s report thereon;

2.	elect directors who will serve until the end of the next annual meeting of shareholders or until their successors are elected or appointed; and

3.	appoint the external auditor who will serve until the end of the next annual meeting of shareholders and authorize the directors to set its remuneration.

We will also consider other business that may properly come before the meeting.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1. Receiving the Consolidated Financial Statements

The annual financial statements of the Corporation for the fiscal year ended December 31, 2020 are included in our Annual Report on Form 20-F. Our Annual Report on Form 20-F is available on our website https://bip.brookfield.com/bipc, under “Notice and Access 2021” and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and is being mailed to registered and non-registered shareholders of the Corporation who have contacted the Corporation to request a paper copy of the Annual Report on Form 20-F. Shareholders who have signed up for electronic delivery of the Annual Report on Form 20-F will receive it by email.

2. Election of Directors

The board of directors of the Corporation (the “Board”) is comprised of eight members, all of whom are to be elected at the meeting. The Board mirrors the board of directors of the general partner of BIP, except that John Fees is the non-overlapping director member of the Board who assists the Corporation with, among other things, resolving any conflicts of interest that may arise from its relationship with the partnership. If you own exchangeable shares or class B shares, you can vote on the election of all eight directors. The following persons are proposed as nominees for election:

• Jeffrey Blidner	• William Cox	• John Fees	• Roslyn Kelly

• John Mullen	• Daniel Muñiz Quintanilla	• Anne Schaumburg	• Rajeev Vasudeva

The appointment of the directors must be approved by a majority of the votes cast by holders of exchangeable shares and class B shares, voting together as a single class.

Voting by Proxy

The management representatives designated on the proxy to be completed by shareholders intend to cast the votes represented by such proxy FOR each of the proposed nominees for election by the shareholders as set forth under “Election of Directors” in Part Two of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

2021 MANAGEMENT INFORMATION CIRCULAR / 9

Director Nominees

The Board recommends that the eight director nominees be elected at the meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for the Corporation to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the Corporation.

Jeffrey Blidner and Anne Schaumburg were appointed to the Board on March 12, 2020 and William Cox, John Fees, Roslyn Kelly, Daniel Muñiz Quintanilla and Rajeev Vasudeva were appointed to the Board on March 16, 2020. John Mullen was appointed to the Board on May 5, 2021.

We expect that each of the director nominees will be able to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the management representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

Each director’s biography contains information about the director, including his or her background and experience, holdings of exchangeable shares and other public company board positions held, as at May 4, 2021. See “Director Share Ownership Requirements” in Part Three of this Circular for further information on director share ownership requirements.

2021 MANAGEMENT INFORMATION CIRCULAR / 10

The following eight individuals are nominated for election as directors of the Corporation:

Jeffrey Blidner(a)

Age: 73

Director since:
March 12, 2020

Director of the general partner of BIP since:
2008

(Affiliated)(d)

Areas of Expertise:

Growth Initiatives, Governance, Legal Expertise, International Experience, Strategic Planning Acumen, Infrastructure, Power, Private Equity, Property

Jeffrey has served as a director of our board of directors since the completion of the special distribution and as a director of the board of directors of the general partner of the partnership since 2008. Jeffrey is Vice Chair of Brookfield. Jeffrey is Chair of the general partner of Brookfield Renewable Partners L.P. and Chair of the general partner of Brookfield Business Partners L.P.. He also serves as a Director of Brookfield, the general partner of Brookfield Property Partners L.P. and Canary Wharf. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. His practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Jeffrey is not considered an independent director because of his role at Brookfield.

Board/Committee Membership			Public Board Membership During Last Five Years
Board

Brookfield Infrastructure Corporation
Brookfield Renewable Corporation
Brookfield Property REIT Inc.
Brookfield Business Partners L.P.
Brookfield Asset Management Inc.
Brookfield Property Partners L.P.
Rouse Properties, Inc.
Brookfield Renewable Partners L.P.
Brookfield Infrastructure Partners L.P.

2020 – Present 2020 – Present 2018 – Present 2016 – Present 2013 – Present 2013 – Present 2012 – 2016 2011 – Present 2008 – Present
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BIP Units(e)		Total Number of Exchangeable Shares and BIP Units
1,060	9,549		10,609

William Cox(a)

Age: 59

Director since:
March 16, 2020

Director of the general partner of BIP since:
2016

(Independent) (b)

Areas of Expertise:

Business Development, Human Resource Management, Risk Management, Business Ethics, Social and Environmental Responsibility, Asset Management, Infrastructure, Private Equity, Real Estate

William has served as a director of our board of directors since completion of the special distribution and as a director of the general partner of the partnership since November 3, 2016. He is the President and Chairman of Waterloo Properties in Bermuda; a fifth generation family owned business which operates real estate and retail investment companies in Bermuda. He has developed large scale, commercial projects in Bermuda and operates a successful group of retail operations. Will graduated from Saltus Grammar School, where he served as Chairman of the Board of Trustees and completed his education at Lynchburg College in Virginia.
Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board Nominating and Governance Committee		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P.	2020 – Present 2016 – Present
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BIP Units (e)		Total Number of Exchangeable Shares and BIP Units
470	6,735		7,205

2021 MANAGEMENT INFORMATION CIRCULAR / 11

John Fees(a)

Age: 63

Director since:
March 16, 2020

(Independent) (b)

Areas of Expertise:

Corporate Strategy and Business Development, Mergers and Acquisitions, Finance and Capital Allocation, Risk Management, Asset Management, Government and Public Policy, International Affairs, Energy and Power, Manufacturing, Natural Resources, Private Equity, Marketing, Technology and Business Systems

John has served as a director of our board of directors since completion of the special distribution and as a director of the general partner of the partnership since April 22, 2013. He is the Non- Executive Chairman of BWXT, having assumed this role after completing the spin-off of The Babcock & Wilcox Enterprises to its shareholders. John is a 40 year industry veteran of McDermott International and its derivative companies, having started his career in 1979 in The Babcock & Wilcox Company. While CEO of McDermott International, the Babcock & Wilcox parent, John led the company and board through the process of the spin-off and established McDermott International and The Babcock & Wilcox Company as two independent, public companies. John also led the Babcock & Wilcox board through the spin-off of its power generation business into a new company, carrying the Babcock & Wilcox name, with the remaining company being renamed BWXT. John holds a Masters of Engineering Administration from George Washington University and a Bachelor of Science, Industrial Engineering, from the University of Pittsburgh.

Board/Committee Membership		Public Board Membership During Last Five Years
Board Nominating and Governance Committee (Chair)		Brookfield Infrastructure Corporation BWX Technologies, Inc. Brookfield Infrastructure Partners L.P.	2020 – Present 2018 – Present 2013 – Present
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
916	8,250	9,166

2021 MANAGEMENT INFORMATION CIRCULAR / 12

Roslyn Kelly(a)

Age: 48

Director since:
March 16, 2020

Director of the general partner of BIP since:
2020

(Independent) (b)

Areas of Expertise:

Corporate Strategy and Business Development, Mergers and Acquisitions, Finance and Capital Allocation, Risk Management, Asset Management, Government and Public Policy, Economic Policy, International Affairs, Energy and Power, Financial Services, Healthcare, Infrastructure, Insurance, Manufacturing, Natural Resources, Private Equity, Real Estate, Accounting, Human Resource Management, Marketing

Roslyn has served as a director of our board of directors since completion of the special distribution and as a director of the general partner of the partnership since February 7, 2020. She is a senior managing director in Mediobanca’s Alternative Asset Management Group, based in London. As part of her role, Roslyn is a member of both the EXCOs of Cairn Capital, a London based diversified credit asset manager, and RAM Active Investments, a Geneva based systematic equity fund. She has fulfilled various investment banking and portfolio management roles throughout her career within several large global financial institutions. Roslyn holds a BBS in Finance from Trinity College, Dublin and an MBA from Georgetown University, McDonaugh School of Business.
Board/Committee Membership		Public Board Membership During Last Five Years
Board Audit Committee		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P.	2020 – Present 2020 – Present
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
—	2,276	2,276

John Mullen(a)

Age: 65

Director since:
May 5, 2021

Director of the general partner of BIP since:
2021

(Independent) (b)

Areas of Expertise:

Corporate Strategy and Business Development, Mergers and Acquisitions, Finance and Capital Allocation, Legal and Regulatory, Asset Management, Government and Public Policy, Transport, Infrastructure, Telecommunications

John was appointed as a director of the Corporation on May 5, 2021. John is a professional director and has extensive international transportation and logistics experience with more than two decades in senior positions with multinationals including most recently as Managing Director and Chief Executive Officer of Asciano Ltd from 2011 to 2016. His experience includes 10 years with the TNT Group – two years of those as its Chief Operating Officer. From 1991 to 1994, he held the position of Chief Executive Officer of TNT Express Worldwide. John joined Deutsche Post DHL Group in 1994, becoming Chief Executive Officer of DHL Express Asia Pacific in 2002 and joint Chief Executive Officer, DHL Express in 2005. He was then Global Chief Executive Officer, DHL Express, from 2006 to 2009. John has been a non-executive Director of Telstra, an Australian telecommunications and media company, since July 2008, and is currently Chairman of Telstra and of Toll Group, a transport and logistics company owned by Japan Post. John holds a Bachelor of Science degree from the University of Surrey in the U.K., is also a member of the Australian Graduate School of Management and a Councillor of the Australian National Maritime Museum.

Board/Committee Membership		Public Board Membership During Last Five Years
Board Nominating and Governance Committee		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P. Brambles Limited Brookfield Infrastructure Partners L.P. Telstra Corporation Limited	2021 – Present 2021 – Present 2019 – Present 2017 – 2020(f) 2008 – Present
Number of Shares and BIP Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
—	—	—

2021 MANAGEMENT INFORMATION CIRCULAR / 13

Daniel Muñiz Quintanilla(a)

Age: 47

Director since:
March 16, 2020

Director of the general partner of BIP since:
2019

(Independent) (b)

Areas of Expertise:

Corporate Strategy and Business Development, Mergers and Acquisitions, Finance and Capital Allocation, Legal and Regulatory, Asset Management, Government and Public Policy, Economic Policy, Natural Resources, Manufacturing, Transport, Infrastructure, Insurance, Private Equity

Daniel has served as a director of our board of directors since completion of the special distribution and as a director of the general partner of the partnership since August 1, 2019. He is a seasoned business executive who has held senior positions with multinational mining and infrastructure companies for over a decade. Most recently, he was Managing Director and Executive Vice President of Americas Mining Corporation, the holding company of the Mining Division of Grupo Mexico, S.A.B. de C.V. He served as a member of the Board of Directors and was the Executive Vice President of Southern Copper Corporation, a subsidiary of Americas Mining Corporation, where he led several successful mergers and acquisitions, joint ventures and other similar transactions. He has also held the roles of Executive President and Chief Executive Officer of Industrial Minera Mexico S.A. de C.V., the Underground Mining Division of Grupo Mexico, and Chief Financial Officer of Grupo Mexico.
Board/Committee Membership		Public Board Membership During Last Five Years
Board Audit Committee (Chair)(c)		Gatos Silver, Inc. Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P. Hudbay Minerals Inc. Southern Copper Corporation	2021 – Present 2020 – Present 2019 – Present 2019 – Present 2008 – 2018
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
—	—	—

2021 MANAGEMENT INFORMATION CIRCULAR / 14

Anne Schaumburg(a)

Age: 71

Director since:
March 12, 2020

Director of the general partner of BIP since:
2005

(Independent) (b)

Areas of Expertise:

Corporate strategy and Business Development, Mergers and Acquisitions, Finance and Capital Allocation, Energy and Power, Financial Services, Infrastructure, Natural Resources, Accounting, Human Resource Management, Marketing

Anne has served as a director of our board of directors and Chair since the completion of the special distribution and as a director of the board of directors of the general partner of the partnership since November 3, 2008, including serving as Chair since February 2020. She has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005. From 1984 until her retirement in 2002, Anne was a Managing Director and senior banker in the Global Energy Group of Credit Suisse First Boston. Anne has worked in the investment banking industry for 28 years specializing in the power sector. Anne ran Credit Suisse’s Power Group from 1994 to 1999, prior to its consolidation with Natural Resources and Project Finance, where she was responsible for assisting clients on advisory and finance assignments. Her transaction expertise, across the spectrum of utility and unregulated power, includes mergers and acquisitions, debt and equity capital market financings, project finance and leasing, utility disaggregation and privatizations. Anne is a graduate of the City University of New York.
	Board/Committee Membership		Public Board Membership During Last Five Years
	Board (Chair) Audit Committee		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P. NRG Energy, Inc.	2020 – Present 2008 – Present 2005 – Present
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BIP Units (e)	Total Number of Exchangeable Shares and BIP Units
	1,976	17,533	19,509

Rajeev Vasudeva(a) Age: 61 Director since: March 16, 2020 Director of the general partner of BIP since: 2019 (Independent) (b)

Rajeev has served as a director of our board of directors since completion of the special distribution and as a director of the general partner of the partnership since August 1, 2019. He has advised boards & CEOs of global organizations on matters of leadership, corporate governance and succession planning over the last two decades. He had a 25-year career with Egon Zehnder, the global leadership advisory firm, as a Partner in the India and UK, culminating in his appointment as the Chief Executive Officer of the firm for five years from 2014-2019. Prior to being appointed CEO, he was the Partner-in-charge for global operations, technology and financial performance. His consulting engagements were primarily focused on serving clients in the Telecom and Technology sector. During his initial career, he worked as a management consultant with Price Waterhouse and Touche Ross in India and the U.S.

Rajeev currently serves as the Chairman of Centum Learning Ltd., an Ed-tech company, and also serves on the board of Pidilite Industries Ltd., a specialty chemicals company, listed on the Bombay Stock Exchange and is a member of the Nomination and Remuneration Committee. Rajeev is a qualified Chartered Accountant and lawyer and holds an MBA from the University of Michigan, Ann Arbor, USA.

Areas of Expertise: Corporate Strategy and Business Development, Finance and Capital Allocation, Accounting, Economic Policy, International Affairs	Board/Committee Membership		Public Board Membership During Last Five Years
	Board		Brookfield Infrastructure Corporation Pidilite Industries Ltd. Brookfield Infrastructure Partners L.P. Centum Learning Ltd.	2020 – Present 2020 – Present 2019 – Present 2019 – Present
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
	1,500	—	1,500

2021 MANAGEMENT INFORMATION CIRCULAR / 15

Notes:

(a)

Jeffrey Blidner principally lives in Ontario, Canada. William Cox and John Fees principally live in Bermuda. Roslyn Kelly and Rajeev Vasudeva principally live in London, United Kingdom. John Mullen principally lives in New South Wales, Australia. Daniel Muñiz Quintanilla principally lives in Mexico City, Mexico. Anne Schaumberg principally lives in New Jersey, United States of America.

(b)

“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices. John Fees is the non-overlapping board member of BIPC who assists BIPC with, among other things, resolving any conflicts of interest that may arise from its relationship with BIP. Mr. Fees served on the board of directors of the general partner of BIP since April 2013 until he resigned from such board of directors in March 2020. Until March 31, 2021, if BIPC considered a related party transaction in which the partnership was an interested party within the meaning of Multilateral Instrument 61-101—Protection of Minority Securityholders in Special Transactions (“MI 61-101”), Mr. Fees would not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction.

(c)

Daniel Muñiz Quintanilla is the chair of the audit committee of the Board and is our audit committee financial expert. The audit committee of the Board consists solely of independent directors, each of whom are persons determined by the Corporation to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the members of the audit committee of the Board has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(d)

“Affiliated” refers to a director nominee who (i) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (ii) within the last two years has directly or indirectly (a) been an officer of or employed by the Corporation or any of its affiliates, (b) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (c) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

(e)

The Corporation requires its directors who are not affiliated with Brookfield to hold sufficient exchangeable shares and/or BIP Units such that the acquisition cost of the exchangeable shares and/or BIP Units held by such directors is equal to at least two times their annual retainer for serving as directors of the Corporation and the general partner of BIP, as applicable, as determined by the Board from time to time (the “Director Share Ownership Requirement”). Independent directors of the Corporation are required to meet the Director Share Ownership Requirement within five years of joining the Board. The value of two times the annual retainer for each such director is $280,000. For more information, see “Director Share Ownership Requirements” in Part Three of this Circular. Each of the directors individually and collectively beneficially own less than 1% of the exchangeable shares.

(f)	John Mullen previously served as a director of the general partner of BIP from 2017 to 2020.

Summary of 2021 Nominees for Director

The following summarizes the qualifications of the 2021 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

All Director Nominees Exhibit:

• High personal and professional integrity and ethics • A proven record of success • Experience relevant to the Company’s global activities	• A commitment to sustainability and social issues • An inquisitive and objective perspective • An appreciation of the value of good corporate governance

The Board is comprised of eight directors, which the Corporation considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the Corporation and provide strategic advice to management. The Corporation reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart below.

Director Nominees	Business Development	Corporate Strategy/M&A	Leadership of a Large / Complex Organization	Risk Management	Legal & Regulatory	Environmental, Social and Governance Matters	Industry Experience

Jeffrey Blidner	✓	✓	✓	✓	✓	✓	Infrastructure, power, private equity, property

William Cox	✓	✓	✓	✓	✓	✓	Asset management, real estate, infrastructure, private equity

2021 MANAGEMENT INFORMATION CIRCULAR / 16

Director Nominees	Business Development	Corporate Strategy/M&A	Leadership of a Large / Complex Organization	Risk Management	Legal & Regulatory	Environmental, Social and Governance Matters	Industry Experience

John Fees	✓	✓	✓	✓	✓	✓	Asset management, government and public policy, international affairs, energy and power, infrastructure, manufacturing, natural resources, private equity, marketing, technology and business systems

Roslyn Kelly	✓	✓	✓	✓	✓	✓	Asset management, government and public policy, economic policy, international affairs, energy and power, financial services, healthcare, infrastructure, insurance, manufacturing, natural resources, private equity, real estate, accounting, human resource management, marketing

John Mullen	✓	✓	✓	✓	✓	✓	Asset management, government and public policy, transport, infrastructure, telecommunications

Daniel Muñiz Quintanilla	✓	✓	✓	✓	✓	✓	Asset management, government and public policy, economic policy, natural resources, manufacturing, energy and power, financial services, infrastructure, insurance, private equity

Anne Schaumburg	✓	✓	✓	✓	✓	✓	Energy and power, financial services, infrastructure, natural resources, accounting, human resource management, marketing

Rajeev Vasudeva	✓	✓	✓	✓	✓	✓	Accounting, economic policy, international affairs

2020 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings. Directors may participate by video or teleconference if they are unable to attend in person. The table below shows the number of Board and committee meetings each director attended in 2020. All director nominees standing for re-election attended at least 75% of the Board meetings in 2020, with seven of those director nominees attending every Board meeting. The Board and its committees meet in camera without management present at all meetings, including those held by teleconference.

Directors	Independent	All		Board	Audit Committee	Nominating and Governance Committee

Jeffrey Blidner	no	8 of 8	100%	8 of 8	—	—

William Cox	yes	8 of 8	100%	8 of 8	—	3 of 3

John Fees	yes	8 of 8	100%	8 of 8	—	3 of 3

Roslyn Kelly	yes	8 of 8	100%	8 of 8	1 of 1(a)	—

Derek Pannell(b)	no	6 of 6	100%	6 of 6	2 of 2	—

2021 MANAGEMENT INFORMATION CIRCULAR / 17

Directors	Independent	All		Board	Audit Committee	Nominating and Governance Committee

Daniel Muñiz Quintanilla	yes	8 of 8	100%	8 of 8	3 of 3	—

Anne Schaumburg	yes	8 of 8	100%	8 of 8	3 of 3	—

Rajeev Vasudeva	yes	8 of 8	100%	8 of 8	—	—

Notes:

(a)	Roslyn Kelly was appointed to the Audit Committee following the Board meeting on August 4, 2020.
(b)	Derek Pannell resigned from the Board on August 4, 2020.

3. Appointment of External Auditor

On recommendation of the audit committee of the Board (the “Audit Committee”), the Board proposes the reappointment of Deloitte LLP as the external auditor of the Corporation. Deloitte LLP, including the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of the Corporation. Deloitte has served as the external auditor of the Corporation since 2019. The appointment of the external auditor must be approved by a majority of the votes cast by holders of exchangeable shares and class B shares, voting together as a single class.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte LLP, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to the Corporation for the fiscal year ended December 31, 2020 by Deloitte amounted to approximately $1.4 million, the entire amount representing audit and audit-related fees. Fees reported for a particular year include differences between actual and planned amounts from the prior year, if applicable.

From time to time, Deloitte also provides consultative and other non-audit services to the Corporation pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte to the Corporation for the fiscal years ended December 31, 2020 and December 31, 2019.

$ thousands	2020	2019
Audit	1,250	—
Audit-related fees	151	—
Tax fees	—	—
All other fees	—	—
Total fees	1,401	—

2021 MANAGEMENT INFORMATION CIRCULAR / 18

Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. This fee also includes fees for the audit or review of financial statements for certain of our subsidiaries, including audits of individual assets to comply with lender, joint venture partner or regulatory requirements.

Audit-related fees relate primarily to services pertaining to capital market transactions and other securities related matters. Audit-related fees also include fees for translation.

The Audit Committee has received representations from Deloitte regarding its independence and has considered the relations described above in arriving at its determination that Deloitte is independent of the Corporation in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

2021 MANAGEMENT INFORMATION CIRCULAR / 19

Part Three – Statement of Corporate Governance Practices

Overview

The Corporation’s corporate governance policies and practices are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators. The Corporation’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended.

The structure, practices and committees of the Board, including matters relating to the size, independence and composition of the Board, the election and removal of directors, requirements relating to board action and the powers delegated to the Board committees, mirror the practices of the partnership and are governed by the Corporation’s articles and policies adopted by the Board. The Board is responsible for exercising the management, control, power and authority of the Corporation except as required by applicable law or the Corporation’s articles. The following is a summary of certain provisions of the Corporation’s articles and policies that affect the Corporation’s governance.

Board of Directors

The Board is currently comprised of eight directors. The Board may consist of between three and eleven directors or such other number of directors as may be determined from time-to-time by a resolution of the shareholders of the Corporation and subject to the Corporation’s articles. At least three directors and at least a majority of the directors holding office must be independent of the Corporation and Brookfield, as determined by the Board using the standards for independence established under applicable securities laws. The Board mirrors the board of directors of the general partner of the partnership, except that there is one additional non-overlapping member of the Board who assists the Corporation with, among other things, resolving any conflicts of interest that may arise from its relationship with Brookfield Infrastructure (together with the Corporation, our “group”). John Fees currently serves as the non-overlapping member of the Board.

Election and Removal of Directors

The Board is elected by the holders of exchangeable shares and class B shares of the Corporation and each of the Corporation’s current directors will serve until the close of the next annual meeting of shareholders of the Corporation or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the Board may be filled and additional directors may be added by a resolution of the shareholders of the Corporation or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders of the Corporation. A director will be automatically removed from the Board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director. Brookfield Infrastructure, through its ownership of class B shares, has a 75% voting interest in the Corporation and is able to control the election and removal of directors serving on the Board. See Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield — Brookfield exercises substantial influence over our group and we are highly dependent on the Service Providers” in our Annual Report on Form 20-F.

Term Limits and Board Renewal

The nominating and governance committee of the Board (the “Nominating and Governance Committee”) reviews and assesses the qualifications of candidates to join the Board with the goal, among other things, of reflecting a balance between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.

The Board does not have a mandatory age for the retirement of directors and there are no term limits nor any other mechanisms in place that operate to compel board turnover. While we believe that mandatory retirement ages, director term limits and other board turnover mechanisms are overly prescriptive, periodically adding new voices to the Board can help us adapt to a changing business environment.

2021 MANAGEMENT INFORMATION CIRCULAR / 20

As such, the Nominating and Governance Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board (see the “Nominating and Governance Committee” section in this Statement of Corporate Governance Practices for further information on the Corporation’s process to identify candidates for election to the Board).

Board Diversity Policy

The Corporation has a board diversity policy. The diversity policy is informed by the group’s deep roots in many global jurisdictions and the belief that the Board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in additional to geographic and gender diversity.

All Board appointments are based solely on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, gender diversity influences succession planning and is one criterion in adding new members to the Board. We appreciate the benefits of leveraging a range of diverse talents and perspectives and we are committed to pursuing the spirit and letter of the diversity policy. The Nominating and Governance Committee is responsible for overseeing the implementation of the diversity policy and for monitoring progress towards achieving its objectives.

Currently, of the seven independent directors and eight total number of directors on the Board, two directors are women (both are independent directors and both are standing for re-election). Therefore, if all of the director nominees are elected at the meeting, there will be two women on the Board, or approximately 29% of the independent directors on the Board and 25% of the entire Board will be women. The diversity policy does not set any formal targets on diversity, including gender diversity, for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.

Mandate of the Board

The Board oversees the management of the Corporation’s business and affairs directly and through two standing committees: the Audit Committee and the Nominating and Governance Committee (each a “Committee” and collectively, the “Committees”). The responsibilities of the Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board. All Board and Committee charters are posted on the Corporation’s website, https://bip.brookfield.com/bipc under “Corporate Governance.” The Board charter is also attached as Appendix A to this Circular.

The Board is responsible for:

•

Supervising the affiliates of Brookfield who are engaged in the provision of management services (collectively, the “Service Providers”) under the master services agreement among the Corporation, the partnership (collectively, the “Service Recipients”), Brookfield and the Service Providers (the “Master Services Agreement”);

•	Capitalizing and financing the Corporation’s interests in its operating subsidiaries; and

•	Overseeing the activities of the Corporation.

Meetings of the Board

The Board holds at least four scheduled meetings a year, all chaired by the Chair of the Board, or in the absence of the Chair, such other directors as nominated by the directors who are in attendance. The Board is responsible for its agenda. Prior to each Board meeting, the Chair of the Board discusses agenda items for the meeting with a representative of the Service Providers. Materials for each meeting are distributed to directors in advance of meetings.

2021 MANAGEMENT INFORMATION CIRCULAR / 21

The Board meets at least quarterly to review and approve the Corporation’s quarterly earnings and consider dividend payments and review specific items of business, including transactions and strategic initiatives. Meeting frequency may change depending on the opportunities or risks faced by the Corporation. The Board holds additional meetings as necessary to consider special business.

In 2020, there were six regularly scheduled Board meetings and two special meeting(s) for a total of eight Board meetings.

Eight regular meetings are scheduled for 2021.

Meetings of Independent Directors

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors who are not independent.

There were eight meetings of independent directors during 2020.

Independent Directors

At least three directors and at least a majority of the directors holding office must be independent of the Corporation and Brookfield, as determined by the Board using the standards for independence established under applicable securities laws. In addition, the Corporation must have one director who does not overlap with the board of directors of the general partner of the partnership. The Corporation obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Nominating and Governance Committee, which evaluates director independence based on the guidelines set forth under applicable stock exchange guidelines and securities laws.

In this process, the Board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors) or an independent director.

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent. The Board has also adopted certain conflicts management policies to govern its practices in circumstances in which conflicts of interest with Brookfield may arise. See Item 6.C “Board Practices— Transactions Requiring Approval by Independent Directors” and See Item 6.C “Board Practices—Transactions Requiring Approval by Independent Directors—Transactions in Which a Director Has an Interest”, and Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties” in our Annual Report on Form 20-F.

The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent, Affiliated or Management director.

	Independent(a)	Affiliated(b)	Management(c)	Reason for Affiliated or Management Status

Jeffrey Blidner		✓		Vice Chair of Brookfield

William Cox	✓

John Fees	✓

Roslyn Kelly	✓

John Mullen	✓

Daniel Muñiz Quintanilla	✓

Anne Schaumburg	✓

Rajeev Vasudeva	✓

Notes:

(a)

“Independent” refers to the Board’s determination, based on the recommendation of the Nominating and Governance Committee, of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101.

2021 MANAGEMENT INFORMATION CIRCULAR / 22

(b)

“Affiliated” refers to a director nominee who (a) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (b) within the last two years has directly or indirectly (i) been an officer of or employed by the Corporation or any of its affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

(c)	“Management” refers to a director nominee who is a current member of management of a Service Provider.

The Board considers that the seven directors listed as “Independent” above (approximately 88% of the Board) are independent.

Other Directorships

The following director nominees are also directors of other reporting issuers (or the equivalent in foreign jurisdictions) in addition to the Corporation and, other than the non-overlapping director, the general partner of the partnership:

•

Jeffrey Blidner: Brookfield, the general partner of each of Brookfield Property Partners L.P., Brookfield Business Partners L.P., Brookfield Renewable Partners L.P. as well as Brookfield Property REIT Inc. and Brookfield Renewable Corporation;

•	John Fees: BWX Technologies, Inc.;

•	John Mullen: Telstra Corporation Limited and Brambles Limited;

•	Daniel Muñiz Quintanilla: Gatos Silver, Inc. and Hudbay Minerals Inc.;

•	Anne Schaumburg: NRG Energy, Inc.; and

•	Rajeev Vasudeva: Pidilite Industries Ltd. and Centum Learning Ltd.

Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”) that outlines the expectations the Corporation places on its directors in terms of professional and personal competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. In accordance with the Charter of Expectations, directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the Board’s regularly scheduled meetings or (ii) if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities, or experience other changes in personal or professional circumstances that could adversely affect the Corporation or their ability to serve as a director. The Charter of Expectations is reviewed annually and a copy is posted on the Corporation’s website, https://bip.brookfield.com/bipc under “Corporate Governance.”

Director Share Ownership Requirements

The Charter of Expectations outlines share ownership requirements the Corporation places on its directors who are not affiliated with Brookfield. The Corporation believes that such directors can better represent shareholders if they have economic exposure to the Corporation themselves. The Corporation’s independent directors are expected to hold

2021 MANAGEMENT INFORMATION CIRCULAR / 23

sufficient exchangeable shares and/or BIP Units such that the acquisition cost of the exchangeable shares and/or BIP Units held by such directors is equal to at least two times their annual retainer for serving as directors of the Corporation and the general partner of BIP, as applicable, as determined by the Board from time to time (the “Director Share Ownership Requirement”). Independent directors of the Corporation are required to meet the Director Share Ownership Requirement within five years of joining the Board.

Director Orientation and Education

New directors of the Corporation are provided with comprehensive information about the Corporation and its affiliates. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. They also participate in the continuing education measures discussed below.

The Board receives annual operating plans for each of our strategic business units and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors are also invited to participate in guided tours of the Corporation’s various operational facilities. They have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of the Corporation and its affiliates. Directors are regularly briefed to help better understand industry-related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance.

Committees of the Board

The Board believes that its committees assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented.

The Board has two standing committees:

•	Audit Committee; and

•	Nominating and Governance Committee.

The responsibilities of these Committees are each set out in written charters, which are reviewed and approved annually by the Board. The charter of each Committee can be found on the Corporation’s website, https://bip.brookfield.com/bipc under “Corporate Governance.” It is the Board’s policy that the Audit Committee must consist entirely of independent directors and the Nominating and Governance Committee must consist of a majority of independent directors. Special committees may be formed from time to time to review particular matters or transactions. The Corporation does not have a compensation committee as compensation is determined by Brookfield, as employer of the personnel who carry out the management and activities of our infrastructure business per the terms of the Master Services Agreement. The Corporation does not have any employees, other than employees of its operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to provide the Corporation with management services under the Master Services Agreement. For more information on how compensation is decided, see “Executive Overview” in Part Five of this Circular and for more information on the Management Services Agreement, see “Management Contracts” in Part Six of this Circular. While the Board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Board is required to establish and maintain at all times an audit committee that operates pursuant to a written charter. The Audit Committee is required to consist solely of independent directors and each member must be financially literate and at least one member must be designated as an audit committee financial expert. Collectively, the Corporation’s Audit Committee has the education and experience to fulfill the responsibilities outlined in its

2021 MANAGEMENT INFORMATION CIRCULAR / 24

charter. The education and past experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member can be found in the biographical information about the applicable member in Part Two of this Circular. The Audit Committee members may not serve on more than two other public company audit committees, except with the prior approval of the Board.

The Audit Committee is responsible for assisting and advising the Board with matters relating to:

•	Our accounting and financial reporting processes;

•	The integrity and audits of our financial statements;

•	Our compliance with legal and regulatory requirements; and

•	The qualifications, performance and independence of our independent accountants.

The Audit Committee is also responsible for engaging our independent accountants, reviewing the plans and results of each audit engagement with our independent accountants, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent accountants and reviewing the adequacy of our internal accounting controls.

As of the date of this Circular, the Audit Committee was comprised of the following three directors: Daniel Muñiz Quintanilla (Chair), Roslyn Kelly and Anne Schaumburg, all of whom are independent directors.

The Board has adopted the Audit Policy. Under the Audit Policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The Audit Policy prohibits the auditors from providing the following types of non-audit services:

•	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

•	appraisal or valuation services or fairness opinions;

•	actuarial services;

•	management functions or human resources;

•	legal services and expert services unrelated to the audit;

•	internal audit outsourcing; and

•	financial information systems design and implementation.

The Audit Policy permits the auditors to provide other types of non-audit services, but only if approved in advance by the Audit Committee, subject to limited exceptions.

The Audit Committee consists solely of independent directors, each of whom are persons determined by the Corporation to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the Audit Committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. The Board has determined that all of these directors are independent for Audit Committee service and financially literate. Daniel Muñiz Quintanilla is currently designated as our audit committee financial expert.

2021 MANAGEMENT INFORMATION CIRCULAR / 25

See “Audit Committee” in our Annual Report on Form 20-F and Exhibit 15.1 of the Annual Report on Form 20-F for further information on the Audit Committee and Audit Committee charter.

Nominating and Governance Committee

The Board is required to establish and maintain at all times a nominating and governance committee that operates pursuant to a written charter. The Nominating and Governance Committee is required to consist of a majority of independent directors.

The Nominating and Governance Committee is responsible for recommending the appointment by the Board of a person to the office of director and for recommending a slate of nominees for election as directors by the shareholders of the Corporation. The Nominating and Governance Committee is also responsible for assisting and advising the Board with respect to matters relating to the general operation of the Board, the governance of the Corporation and the performance of the Board and individual directors. The Nominating and Governance Committee is also responsible for reviewing and making recommendations to the Board concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement.

As Brookfield Infrastructure holds 75% of the votes to elect the directors of the Corporation, the directors consult with the partnership and Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the board of directors, including the need for the Board as a whole to have diverse perspectives. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or the Corporation are assessed to ensure the Board has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements are recommended by Brookfield to the Nominating and Governance Committee for its review as potential candidates for nomination to the Board. The Nominating and Governance Committee also recommends to the Board the appointment of an independent director as the lead independent director where the Chair of the Board is not independent.

As of the date of this Circular, the Nominating and Governance Committee was comprised of the following directors: John Fees (Chair), William Cox and John Mullen and as such, the Nominating and Governance Committee consisted solely of independent directors.

See “Nominating and Governance Committee” on page 111 of our Annual Report on Form 20-F for further information on the Nominating and Governance Committee.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the Board and the Committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Nominating and Governance Committee, which makes recommendations to the Board as required. Each director also receives a list of questions for completing a self-assessment. The Chair of the Board also holds private interviews with each director annually to discuss the operations of the Board and the Committees and to provide any feedback on the individual director’s contributions.

Board and Management Responsibilities

The Board has not developed written position descriptions for the Chair of the Board or the chairperson of any of the Committees. However, each chairperson takes responsibility for ensuring the Board or Committee, as applicable, addresses the matters within its written charter.

2021 MANAGEMENT INFORMATION CIRCULAR / 26

The Board has not developed a written position description for any members of our core senior management team. Similar to Brookfield Infrastructure, the services of our core senior management team are provided by the Service Providers pursuant to the Master Services Agreement. For more information on the Master Services Agreement, see “Management Contracts” in Part Six of this Circular.

Management Diversity

The Corporation is externally managed by the Service Providers, and accordingly, the Corporation does not evaluate, determine or make any hiring or promotion decisions for the Service Providers. The Service Providers make hiring and promotion decisions based solely on merit, so that each officer and employee possess the necessary skills, knowledge and experience to do his or her job. The Service Providers are committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography, and skills. The Service Providers appreciate the benefits of leveraging a range of diverse talents and perspectives and they actively support the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions. The Service Providers do not have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers.

Environmental, Social and Governance Management

The Nominating and Governance Committee is responsible for reviewing the Corporation’s approach to environmental, social and governance (“ESG”) matters within its business activities and reports to the Board on an annual basis in this respect.

Brookfield employs a framework of having a common set of ESG principles across its business, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our group’s ESG principles:

•	Mitigate the impact of our operations on the environment

•	Environmental Stewardship: Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time

•	Net-Zero Commitment: Support the goal of net-zero greenhouse gas (GHG) emissions by 2050 or sooner

•	Ensure the well-being and safety of employees

•

Employee Well-Being: Meet or exceed all applicable labor laws and standards in jurisdictions where we operate, which includes respecting human rights, offering competitive wages and implementing nondiscriminatory hiring practices.

•	Health & Safety: Aim to have zero serious safety incidents within our businesses by working toward implementing consistent health and safety principles across the organization.

•	Be good stewards in the communities in which we operate

•	Community Engagement: Engage with community groups that might be affected by our actions to ensure that their interests, safety and well-being are appropriately integrated into our decision-making.

•	Philanthropy: Encourage our employees to participate in the communities in which we operate.

•	Conduct business according to the highest ethical and legal/regulatory standards

2021 MANAGEMENT INFORMATION CIRCULAR / 27

•

Governance, Ethics and Fairness: Operate with high ethical standards by conducting business activities in compliance with applicable legal and regulatory requirements, and with our Code of Business Conduct and Ethics.

•	Transparency: Be accessible to our investors and stakeholders by being responsive to requests for information and timely in our communication.

ESG management is embedded throughout our group’s investment process, starting with the due diligence of a potential investment through to the exit process. During the due diligence phase, we utilize our group’s operating expertise and Brookfield’s ESG Due Diligence Guidelines to identify material ESG risks and opportunities relevant to a potential investment. In completing these initial assessments, we utilize internal experts and, as needed, third-party consultants.

To ensure ESG considerations are fully integrated in the due diligence phase, our group’s investment team prepares a detailed memorandum outlining the merits of the transaction and disclosing potential risks, mitigants and opportunities. Senior management discusses material ESG issues and potential mitigation strategies, including but not limited to, bribery and corruption risks, health and safety risks, and legal risks, as well as environmental and social risks.

Post-acquisition, the management teams at our portfolio companies are accountable for the preparation and implementation of ESG initiatives within their operations. Tailored integration plans are created by those teams to ensure any material ESG-related risks identified during diligence are prioritized. This is consistent with our group’s overall approach to overseeing our businesses and it ensures full alignment between responsibility, authority, experience and execution. This approach is particularly important given the wide range of industries and locations in which we invest that require tailored ESG risk identification and management systems to mitigate unique risks and capitalize on distinct opportunities.

Environmental Initiatives

Our group’s businesses continuously strive to mitigate the impact of their operations on the environment. Specifically, in Brazil, our natural gas transmission business has a sustainability policy which covers environmental initiatives. In all of the communities we operate in, programs are put in place to minimize any potential negative impacts the projects may have if something were to go wrong. In an effort to minimize potential environmental risks, our team ensures appropriate maintenance programs are in place and the integrity of the pipelines are tested on a regular basis. In addition to the initiatives described above, our natural gas transmission business has launched a Forest Offset Program, in which the operation works to remediate native forests in human-degraded areas and offset vegetation that has been cleared to build or operate new facilities. The Program has committed to remediate and offset more than 1,000 hectares in Brazil.

Our UK regulated distribution operator plays a key role in the integrated energy and utility solution of a large regeneration project in London, King’s Cross Central, supplying heat and electricity onsite. Through our district heat network, we deliver low carbon heat, electricity, high-speed fiber and wastewater services to the area. This world-class energy and utility network that we have designed, implemented and now operate, delivers ~60% savings in carbon emissions.

Brookfield Infrastructure’s North American Container Terminal is the first terminal in California to implement automation technologies to move cargo through the terminal quickly and safely, minimizing risk and reducing emissions. They continue to move through their multi-phase plan to reduce emissions, noting ~95% less emissions from their cargo handling equipment and ~80% less emissions from vessels.

Brookfield Infrastructure’s South American Data center is a market leader in hyperscale development and operations in Brazil, establishing itself on quality standards, enabling the business to be well-positioned to capture evolving market growth. Given the large generation of power required by data centers, the business is currently in the process of prioritizing the migration from conventional energy contracts that are ~80% from renewable sources to new incentivized contracts that are 100% from renewable sources.

2021 MANAGEMENT INFORMATION CIRCULAR / 28

During 2020, Brookfield Infrastructure’s Colombian Regulated Gas Distribution business developed and installed the infrastructure to allow for the transition from a gas to a natural gas bus fleet. As a result of the businesses’work, Bogota now operates the cleanest bus transit fleet in the region. It is estimated that this new fleet reduces 100% of the nitrogen oxide emissions and ~30% of the carbon emissions from the previously used fleet.

Social Initiatives

Our group’s priority is ensuring a safe, inclusive and diverse workplace for our employees and portfolio companies. The health and safety of employees, including our contractors, is integral to our success. This is why we target zero serious safety incidents and encourages a culture of safe practice and leadership. To ensure this message is effectively and consistently communicated, we hold a quarterly forum with all portfolio companies to share best practices and lessons learned. Our group is also deeply aware of the benefits that diversity and inclusion add to a workplace and to our ability to achieve better business outcomes. Brookfield released a Positive Work Environment Policy for use by our portfolio companies, which consolidates Brookfield’s previous regional harassment policies into one global policy and sets a consistent and high standard across all jurisdictions by explicitly expressing commitment to maintaining a workplace free from discrimination, violence and harassment. Further, to ensure that protecting a positive work environment is everyone’s responsibility, the policy requires all employees to report violations experienced or witnessed. Each of our portfolio companies requires compliance with the Positive Work Environment Policy to ensure it is meeting these standards.

Brookfield Infrastructure’s Australian rail business prioritizes addressing gender imbalance, leading to an increase in female workforce participation and management roles held by women from 9% to 21% and 4% to 38% respectively from 2008-2020. This success, has in turn, effectively eliminated the gender pay gap among their workforce which was at 22% in 2012. Their work was recognized at the Australian Rail Industry Awards with the Workforce Diversity award and by the Engineers Australia group with the Most Ambitious Company award in gender diversity.

In Brazil, we recently sponsored a program to bring musical education to public schools in a number of under-developed communities located near our pipeline. The program partnered with the Brazilian Symphonic Orchestra to provide free musical education to more than 10,000 students in the public education system.

Brookfield Infrastructure’s Brazilian toll roads are focused on road safety for employees and contractors and utilizes several programs to enable them to conduct safe work practices. This includes piloting the industry’s first program for ‘flagmen robots’ that stand in the place of road workers to decrease road-side incidents, educational programs on road safety for children, as well as the implementation of cargo aligners at toll booths to prevent booth collisions. Brookfield Infrastructure has now leveraged this success story by sharing best practices and integrating the use of flagmen robots at its other businesses.

During 2020, Brookfield Infrastructure’s Indian regulated gas pipeline undertook a social initiative known as Health Camp in a remote, drought effected zone in India. Through this effort, transportation was organized to ensure the maximum number of villagers could reach the camp and as a result, the camp was able to screen over 500 villagers and distribute over 300 pairs of glasses and other medicines.

Governance Initiatives

On the governance side, our group undertook several initiatives in key areas. In recent years, data privacy and cyber-security have become key ESG priorities for global companies. Our group has continued to focus on strengthening our risk mitigation in this area through a number of measures. For example, our group has established an information security steering committee, which ensures that our group’s cybersecurity efforts are aligned across the organization. In addition, our group’s cyber-security program consists of key internal and external initiatives, from vulnerability scanning of our group’s data systems to improving our group’s employees’ cyber-security awareness through mandatory firm-wide training sessions.

2021 MANAGEMENT INFORMATION CIRCULAR / 29

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “code”), a copy of which has been filed on our SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar and may also be found on the Corporation’s website https://bip.brookfield.com/bipc under “Corporate Governance”. The code provides guidelines to ensure that all employees, including our directors, respect our commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the code to our employees, as appropriate, and has provided training and e-learning tools to support the understanding of the code throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the code through a hotline or through a designated ethics reporting website (in each case on an anonymous basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by Navex, an independent third party. The Audit Committee is to be notified of any significant reports of activities that are not consistent with the code by Brookfield’s internal auditor. If the Audit Committee considers it appropriate, it will notify the Nominating and Governance Committee and/or the Board of such reports.

The Board promotes the highest ethical business conduct. The Board has taken measures to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or our core senior management team has a material interest. Any director with a material interest in a transaction declares his or her interest and refrains from voting on such matter. Significant related party transactions, if any, are reviewed and approved by an independent committee made up of independent directors who may be advised by independent counsel and independent advisors.

Personal Trading Policy

Brookfield has adopted a personal trading policy (the “Brookfield Trading Policy”) that applies to the directors and employees of Brookfield and its controlled public affiliates, including the partnership and the Corporation. The Brookfield Trading Policy sets forth basic guidelines for trading in the securities of Brookfield, the partnership and the Corporation and prohibits trading on the basis of material non-public information. The Brookfield Trading Policy features “blackout” periods during which insiders and other persons who are subject to the policy are prohibited from trading in the securities of Brookfield, the partnership and the Corporation. Regular trading blackout periods will generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results. The Corporation has adopted a personal trading policy substantially similar to the Brookfield Trading Policy that applies to its directors and officers and the officers and directors of its subsidiaries.

2021 MANAGEMENT INFORMATION CIRCULAR / 30

Part Four – Director Compensation and

Equity Ownership

Director Compensation

Except for the non-overlapping director, the directors of the Corporation also serve as directors of the general partner of the partnership. Such overlapping directors receive an annual retainer of $15,000 for their service on the Board and the Committees, and reimbursement of expenses incurred in attending meetings. In addition, those directors receive an annual retainer of $125,000 for serving on the board of the general partner of the partnership. The Chair of the general partner of the partnership was paid an additional amount of $50,000. The members of the Audit Committee, including the chair of the Audit Committee, receive an additional $10,000 per year for serving in such positions. The chair of the Audit Committee also receives $20,000 for serving as the chair of the audit committee of the general partner of the partnership (no additional amount is paid for serving as our Audit Committee chair). Directors who are not independent due to their employment with Brookfield receive no fees for their services on the Board or on the board of the general partner of the partnership.

The non-overlapping director who does not serve as a director of the general partner of the partnership receives an annual retainer of $140,000 for his or her service on the Board and the Committees, and reimbursement of expenses incurred in attending meetings.

The following table sets out information concerning the compensation earned by, paid to or awarded to the directors in their capacities as directors of the Corporation, and except for the non-overlapping director, as directors of the general partner of the partnership during the year ended December 31, 2020. The directors are paid in U.S. dollars.

Director Compensation Table

Name	Fees Earned in Cash ($)	Share and option-based awards ($)	All other compensation ($)	Compensation Total ($)
Jeffrey Blidner(a)(b)	–	–	–	–
William Cox(c)	136,250	–	–	136,250
John Fees(c)(d)	136,250	–	–	136,250
Roslyn Kelly(c)	141,250	–	–	141,250
Aaron Kline(f)	–	–	–	–
David Krant(f)	–	–	–	–
Derek Pannell(c)(e)	118,750	–	–	118,750
Daniel Muñiz Quintanilla(c)	153,750	–	–	153,750
Michael Ryan(f)	–	–	–	–
Anne Schaumburg(b)	196,250	–	–	196,250
Rajeev Vasudeva(c)	136,250	–	–	136,250

Notes:

(a)	Mr Blidner did not receive any compensation in his capacity as a director of the Corporation.

(b)	Mr. Blidner and Ms. Schaumburg were appointed to the Board on March 12, 2020.

(c)	Messrs. Cox, Fees, Quintanilla, Vasudeva and Pannell and Ms. Kelly were appointed to the Board on March 16, 2020.

(d)	Mr. Fees serves as the non-overlapping director on the Board.

(e)	Mr. Pannell resigned from the Board on August 4, 2020.

(f)

Messrs. Kline, Krant and Ryan resigned from the Board on March 30, 2020 and did not receive any compensation in their capacity as directors of the Corporation. For Messrs. Kline and Ryan’s compensation as NEOs see “Executive Compensation – Summary of Compensation” of this Circular.

2021 MANAGEMENT INFORMATION CIRCULAR / 31

In coordination with the partnership, the nominating and governance committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

No director compensation in 2020 was paid in the form of option-based awards or share-based awards. All director compensation is paid in the form of the annual cash retainers described above. None of the directors of the Corporation hold any share-based or option-based awards in the Corporation or BIP.

Equity Ownership of Directors

The Corporation believes that its independent directors can better represent shareholders if they have economic exposure to the Corporation themselves. Accordingly, the Corporation’s independent directors are required to hold sufficient exchangeable shares and/or BIP Units such that the acquisition cost of the exchangeable shares and/or BIP Units held by such directors is equal to at least two times their annual retainer for serving as directors of the Corporation and the general partner of BIP, as applicable, as determined by the Board from time to time (the “Director Share Ownership Requirement”). Independent directors of the Corporation are required to meet the Director Share Ownership Requirement within five years of joining the Board.

The current directors of the Corporation together beneficially own less than 1% of the exchangeable shares.

2021 MANAGEMENT INFORMATION CIRCULAR / 32

Part Five – Report on Executive Compensation

Executive Overview

The Corporation, like BIP, is externally managed by the Service Providers. Our named executive officers (“NEOs”) are employees of the Service Providers and comprise the core senior management team of the Service Providers dedicated to our group. In the year ended December 31, 2020, we paid Service Providers a base management fee relating to management services rendered pursuant to the Master Services Agreement on a quarterly basis, equal to 0.3125% (1.25%) annually of the market value of our group. In the year ended December 31, 2020, the base management fee paid by Holding LP to the Service Providers was approximately US$302 million. The Corporation reimburses Brookfield Infrastructure for our proportionate share of such fee. The Corporation’s proportionate share of the base management fee is calculated on the basis of the value of its business relative to that of BIP. For purposes of calculating the base management fee, the market value of Brookfield Infrastructure is equal to the aggregate value of all outstanding BIP Units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including our exchangeable shares and the exchangeable limited partnership units issued by Brookfield Infrastructure Partners Exchange L.P. in connection with Brookfield Infrastructure’s acquisition of an effective 30% interest in Enercare) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

The Service Recipients, including the Corporation, also reimburse the Service Providers for any out-of- pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

The senior management team of the Service Providers perform functions for the Corporation that would make them NEOs of the Corporation. Brookfield, and not the Corporation, determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

The individuals listed below as Chief Executive Officer and Chief Financial Officer of the Service Providers performed functions similar to those of a chief executive officer and chief financial officer for the Corporation and the other individuals are the three next most highly paid executive officers of the Service Providers providing management services to the Corporation for the year ended December 31, 2020 (collectively, our “Named Executive Officers” or “NEOs”):

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Providers
Sam Pollock	54	31	26	Chief Executive Officer
Bahir Manios	42	19	16	Chief Financial Officer(a)
Ben Vaughan	49	23	20	Chief Operating Officer
Aaron Kline	41	17	12	Managing Partner
Michael Ryan	49	22	10	Managing Director and General Counsel

Note:

(a)Effective	March 1, 2021, David Krant succeeded Bahir Manios as Chief Financial Officer of the Service Providers.

2021 MANAGEMENT INFORMATION CIRCULAR / 33

Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs include base salary, annual management incentive plan awards, or cash bonus, and participation in long-term incentive plans. Total annual compensation awarded to senior executives, including the NEOs, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with Brookfield’s focus on long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to long-term incentive plans which vest over time, in order for the executives to increase their ownership interest in Brookfield Class A Limited Voting Shares (“Brookfield Class A Shares”). Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term incentive plans but tends to include a larger percentage of their total compensation in the form of base salary and cash bonus awards in recognition of their personal needs and to be competitive in terms of total compensation. Changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility. As executives progress within Brookfield, they have the opportunity to reinvest their cash bonus into deferred share units under the Deferred Share Unit Plan (the “DSUP”), or Restricted Shares (“Restricted Shares”) under the Restricted Stock Plan of Brookfield (the “Restricted Stock Plan”), thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that the compensation committee of Brookfield (“Brookfield’s compensation committee”) grant special compensation awards to executives who have demonstrated a clear ability to take on additional responsibilities and have consistently performed at an exceptional level. These special awards are granted in the form of options to acquire Brookfield Class A Shares, Restricted Shares or Escrowed Shares (each as described below). The Corporation has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by the Corporation.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, Brookfield believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the cash bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing Brookfield Infrastructure’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of cash bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their performance and the achievement of objectives that are set at the beginning of the year with Brookfield’s Chief Executive Officer. These pertain, in part, to the performance of Brookfield Infrastructure’s funds from operations, capital improvement programs, operational expenditures, environment, health and safety programs, growth of its portfolio, financing activities, as well as sound management and governance practices.

Brookfield’s long-term incentive plans are intended to enable participants to create wealth through increases in the value of Brookfield Class A Shares. The purpose of these arrangements is to align the interests of Brookfield’s shareholders and management and to motivate executives to improve Brookfield’s and our group’s long-term financial success, measured in terms of enhanced shareholder value over the long-term. These compensation arrangements are intended to ensure that we are able to attract and retain executives. Total compensation is competitive with our peers and enables us to attract new executives while the vesting of awards encourages executives to remain with Brookfield.

2021 MANAGEMENT INFORMATION CIRCULAR / 34

Brookfield has four long-term incentive plans in which NEOs of the Corporation participate. They are described below in more detail:

1.

Management Share Option Plan. The Management Share Option Plan (“MSOP”) governs the granting to executives of options to purchase Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP is administered by the board of directors of Brookfield. Options are typically granted to the NEOs in late February or early March of each year as part of the annual compensation review. Brookfield’s compensation committee has a specific written mandate to review and approve executive compensation. Brookfield’s compensation committee makes recommendations to the board of directors of Brookfield with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Providers. The board of directors of Brookfield must then give its final approval. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving our group’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for Brookfield Class A Shares on the NYSE for the five business days preceding the effective grant date.

2.

Deferred Share Unit Plan. The DSUP provides for the issuance of deferred share units of Brookfield (“DSUs”), the value of which are equal to the value of a Brookfield Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a cash bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by Brookfield’s compensation committee. DSUs are issued based on the value of Brookfield Class A Shares at the time of the award (the “DSU allotment price”). In the case of DSUs acquired through the reinvestment of cash bonus awards, the DSU allotment price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of Brookfield Class A Shares on the cessation of employment with Brookfield.

3.

Restricted Stock Plans. Brookfield has a Restricted Stock Plan and an escrowed stock plan (the “Escrowed Stock Plan”). These plans were established to provide Brookfield and its executives with alternatives to Brookfield’s existing plans which would allow executives to increase their share ownership. Restricted Shares have the advantage of allowing executives to become Brookfield shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of Restricted Shares receive dividends that are paid on the Brookfield Class A Shares in the form of cash, unless otherwise elected. The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (an “Escrow Company”) to executives or other individuals designated by Brookfield’s compensation committee. Each Escrow Company is capitalized with common shares and preferred shares issued to Brookfield for cash proceeds. Each Escrow Company uses its cash resources to directly and indirectly purchase Brookfield Class A Shares. Dividends paid to each Escrow Company on the Brookfield Class A Shares acquired by the Escrow Company are used to pay dividends on the preferred shares which are held by Brookfield. The Brookfield Class A Shares acquired by an Escrow Company are not voted. Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date and must generally be held until the fifth anniversary of the award date. Each holder may exchange Escrowed Shares for Brookfield Class A Shares issued from treasury of Brookfield no more than 10 years from the award date. The value of Brookfield Class A Shares issued to a holder on an exchange is equal to the increase in value of the Brookfield Class A Shares held by the applicable Escrow Company.

2021 MANAGEMENT INFORMATION CIRCULAR / 35

4.

Restricted Share Unit Plan. The Restricted Share Unit Plan (“RSUP”), provides for the issuance of restricted share units (“RSUs”), the value of which are equal to the increase in market value of a Brookfield Class A Share over the market value as at the date of issuance (the “RSU allotment price”). The RSUP is administered by Brookfield’s compensation committee. RSUs vest over five years. RSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. RSUs are not adjusted for regular dividends paid on Brookfield Class A Shares. The redemption value of RSUs is equal to the difference between the market value of an equivalent number of Brookfield Class A Shares on the date employment with Brookfield ceases and the original RSU allotment price for such RSUs. In limited circumstances, senior executives were awarded RSUs as additional compensation subject to limits approved by Brookfield’s board of directors. No RSUs have been awarded since February 2005.

In addition to these plans, executives who have responsibilities in Brookfield’s dedicated fund management groups may have compensation arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the fund’s investors which could include our group and, in turn, benefit Brookfield. The timing of these payments to executives who participate in these plans are therefore delayed until the funds’ performance is substantially realized and risk outcomes are determined.

Termination and Change of Control Provisions

There are no employment contracts between the NEOs and the Corporation. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with the Corporation.

While the NEOs participate in Brookfield’s long-term incentive plans, the Corporation does not reimburse the Service Providers for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

Summary of Compensation

The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs during the years ended December 31, 2020 and 2019 during which time the NEOs provided services to our group. The NEOs are all employed by Brookfield and their services are provided to us pursuant to the Master Services Agreement. The Corporation is not responsible for determining or paying their compensation.

The NEOs, other than Mr. Ryan, are paid in Canadian dollars. Mr. Ryan is paid in Australian dollars. All Canadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of C$1.00 = US$0.7538 for 2019 and at an exchange rate of C$1.00 = US$0.7465 for 2020, which was the average exchange rate for 2019 and 2020, respectively, as reported by Bloomberg, unless otherwise noted. All Australian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of AUD$1.00 = US$1.4388 for 2019 and at an exchange rate of AUD$1.00 = US$1.4525 for 2020, which was the average exchange rate for 2019 and 2020, respectively, as reported by Bloomberg, unless otherwise noted.

Summary Compensation Table
	Year		Non-equity Incentive Plan Compensation				Options-based Awards		All Other Compensation (e)	Total Annual Compensation
Name and Principal Position with the Service Providers		Annual Base Salary	Annual Cash Bonus (a)	Deferred Share Units (DSUs) (b)	Restricted Shares	Long Term Incentive Plans	Escrowed Shares (c)	Options (d)
		($)	($)	($)	($)	($)	($)	($)	($)	($)
Sam Pollock	2020	522,480	—	522,480	—	—	3,485,000	—	26,700	4,556,660
Chief Executive Officer	2019	452,280	—	452,280	—	—	2,872,000	—	28,844	3,805,404
Bahir Manios	2020	410,520	205,260	205,260	—	—	—	348,675	24,849	1,194,564

2021 MANAGEMENT INFORMATION CIRCULAR / 36

Summary Compensation Table
	Year		Non-equity Incentive Plan Compensation				Options-based Awards		All Other Compensation (e)	Total Annual Compensation
Name and Principal Position with the Service Providers		Annual Base Salary	Annual Cash Bonus (a)	Deferred Share Units (DSUs) (b)	Restricted Shares	Long Term Incentive Plans	Escrowed Shares (c)	Options (d)
		($)	($)	($)	($)	($)	($)	($)	($)	($)
Chief Financial Officer	2019	376,900	376,900	—	—	—	760,000	286,994	22,219	1,823,013
Ben Vaughan	2020	447,840	447,840	—	—	—	278,800	557,600	26,529	1,758,609
Chief Operating Officer	2019	452,280	452,280	—	—	—	287,200	667,849	28,844	1,888,453
Aaron Kline	2020	276,168	234,743	—	—	—	—	462,460	18,790	992,161
Managing Partner	2019	248,754	186,566	—	—	—	—	124,152	17,100	576,572
Michael Ryan	2020	345,500	276,400	—	—	—	—	42,343	28,037	692,280
Managing Director and General Counsel	2019	344,174	258,130	—	—	—	—	27,924	16,705	646,933

Notes:

(a)	Each NEO is awarded an annual incentive which he can elect to receive in cash, DSUs or Restricted Shares. Two of the NEOs elected to receive some or all of the annual incentive in DSUs for 2020.

(b)

Reflects DSUs issued in lieu of a cash incentive, at the election of the individual. DSU awards in this column for 2019 were awarded effective on February 24, 2020. DSU awards in this column for 2020 were awarded effective on February 22, 2021. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7699 for 2019 and C$1.00 = US$0.7465 for 2020. The number of DSUs awarded for 2019 and 2020 was based on the volume-weighted average price of the Brookfield Class A Shares on the NYSE for the five days preceding the award date of February 24, 2020 and February 22, 2021, respectively.

(c)

The amounts for 2019 and 2020 reflect annual grants of Escrowed Shares.The value awarded to Sam Pollock and Ben Vaughan under the Escrowed Stock Plan for annual grants dated December 13, 2019 is determined by Brookfield and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 16.6%, a risk free rate of 1.85% and a dividend yield of 1.63%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period.The value awarded to Bahir Manios under the Escrowed Stock Plan for annual grants dated September 23, 2019 is determined by Brookfield and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value based on a hold period of 10 years, a volatility of 18.1%, a risk free rate of 1.67% and a dividend yield of 1.73%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period.The value awarded to Sam Pollock and Ben Vaughan under the Escrowed Stock Plan for annual grants dated February 22, 2021 was determined by Brookfield and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 24.42%, a risk free rate of 1.0% and a dividend yield of 1.65%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period.

(d)

The amounts for 2019 and 2020 reflect annual grants of options and grants of carried interest in a Brookfield fund managed plan.The value awarded under the MSOP for annual grants dated December 13, 2019 is determined by Brookfield and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 16.6%, a risk free rate of 1.84% and a dividend yield of 1.62%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting.The value awarded under the MSOP for annual grants dated February 24, 2020 was determined by Brookfield and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 16.6%, a risk free rate of 1.84% and a dividend yield of 1.63%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting.The value awarded to Bahir Manios, Michael Ryan and Aaron Kline under the MSOP for annual grants dated February 22, 2021 was determined by Brookfield and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 24.42%, a risk free rate of 1.0% and a dividend yield of 1.65%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period.The value of carried interests awarded to Ben Vaughan and Bahir Manios were calculated based on an equivalent number of options using the discounted Black Scholes methodology relative to the option grants on December 13, 2019 and February 22, 2021, as applicable.

(e)	These amounts include annual retirement savings contributions and participation in the executive benefits program.

2021 MANAGEMENT INFORMATION CIRCULAR / 37

Option Awards and Share-Based Awards at December 31, 2020

The following table shows the options, RSUs, Restricted Shares, Escrowed Shares and DSUs outstanding at December 31, 2020. No RSUs have been awarded since 2005.

Name	Option Awards Vested and Unvested		Restricted Share Units (RSU) Awards Vested and Unvested (a)		Share-Based Awards
					Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
	Number of Securities Underlying Unexercised Options	Market Value of Unexercised in-the-money Options (b)	Number of Securities Underlying Outstanding RSUs	Market Value of Outstanding in-the-money RSUs (b)	Number of Unvested RSs	Market Value of Unvested RSs (c)	Market Value of Vested RS (c)	Number of Unvested ESs	Market Value of Unvested ESs (d)	Market Value of Vested ESs (d)	Number of Unvested DSUs	Market Value of Unvested DSUs (e)	Market Value of Vested DSUs (e)
	(#)	($)	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Sam Pollock	—	—	2,131,579	77,444,603	—	—	—	2,475,000	28,759,101	45,967,644	—	—	54,448,125
Bahir Manios	541,799	7,173,678	—	—	—	—	—	150,000	825,570	—	—	—	1,068,136
Ben Vaughan	—	—	—	—	17,710	731,818	1,911,992	307,500	3,813,977	8,754,678	—	—	9,304,870
Aaron Kline	152,062	2,056,692	—	—	—	—	—	—	—	—	—	—	77,076
Michael Ryan	66,187	1,039,857	—	—	—	—	—	—	—	—	—	—

Notes:

(a)

The RSUP is no longer active. There have been no awards since 2005. Outstanding awards are redeemable for a cash payment only upon retirement, resignation, termination or death and have no expiration date.

(b)

The market value of the options and the RSUs is the amount by which the closing price of the Brookfield Class A Shares on December 31, 2020 exceeded the exercise price of the options or the issuance price of the RSUs. All values are calculated using the closing price of a Brookfield Class A Share on December 31, 2020 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Class A Share on the TSX on December 31, 2020 was $41.32 (C$52.62 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7853) and $41.27 on the NYSE, as applicable.

(c)

The market value is calculated as the number of Restricted Shares multiplied by the closing price of a Brookfield Class A Share on December 31, 2020. The closing price of a Brookfield Class A Share on the TSX on December 31, 2020 was $41.32 (C$52.62 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7853) and $41.27 on the NYSE, as applicable. The TSX or NYSE closing price on December 31, 2020 is used according to the currency in which the Restricted Shares were originally awarded.

(d)	The value of the Escrowed Shares is equal to the value of the Brookfield Class A Shares held by the Escrow Company less the net liabilities and preferred share obligations of the Escrow Company.
(e)

The market value is calculated as the number of vested DSUs multiplied by the closing price of a Brookfield Class A Share on December 31, 2020. The closing price of a Brookfield Class A Share on the TSX on December 31, 2020 was $41.32 (C$52.62 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7853) and $41.27 on the NYSE, as applicable. The TSX or NYSE closing price on December 31, 2020 is used according to the currency in which the DSUs were originally awarded.

2021 MANAGEMENT INFORMATION CIRCULAR / 38

Outstanding Option Awards and Restricted Share Units at December 31, 2020

The following table shows the details of each option and RSU outstanding at December 31, 2020. No RSUs have been awarded since 2005.

	Option-based Awards				Restricted Share Units (RSUs)
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options (a) ($)	Number of Securities Underlying RSUs (#)	Issuance price (b) ($)	Market value of outstanding RSUs (a) ($)
Sam Pollock	— — — —	— — — —	— — — —	— — — —	506,250 933,659 84,169 607,500	3.08 4.67 4.67 7.13	19,359,375 34,225,601 3,085,434 20,774,193

Bahir Manios	9,300 2,400 72,750 67,425 69,000 303,262 17,662	22.50 20.39 24.59 24.59 26.93 29.48 38.64	22-Nov-2025 22-Feb-2026 16-Feb-2027 16-Feb-2027 25-Feb-2028 25-Feb-2029 13-Dec-2029	174,561 50,111 1,213,608 1,124,777 989,722 3,574,489 46,410	— — — — — — —	— — — — — — —	— — — — — — —

Ben Vaughan	—	—	—	—	—	—	—

Aaron Kline	18,000 16,500 8,000 19,000 14,500 19,575 14,200 4,650	24.22 22.50 20.39 24.59 26.93 29.48 38.64 45.21	23-Feb-2025 22-Nov-2025 22-Feb-2026 16-Feb-2027 25-Feb-2028 25-Feb-2029 13-Dec-2029 24-Feb-2030	306,968 309,705 250,553 475,434 311,978 346,084 55,970 nil	— — — — — — — —	— — — — — — — —	— — — — — — — —

Michael Ryan	3,600 20,250 20,250 10,350 5,887 5,850	24.22 20.39 24.59 26.93 29.48 45.21	23-Feb-2025 22-Feb-2026 16-Feb-2027 28-Feb-2028 25-Feb-2029 24-Feb-2030	61,934 422,808 337,808 148,458 69,389 nil	— — — — — —	— — — — — —	— — — — — —

Notes:

(a)

The market value of the options and the RSUs is the amount by which the closing price of the Brookfield’s Class A Shares on December 31, 2020 exceeded the exercise price of the options or the issuance price of the RSUs. All values are calculated using the closing price of a Brookfield Class A Share on December 31, 2020 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Class A Share on the TSX on December 31, 2020 was $41.32 (C$52.62 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7853) and $41.27 on the NYSE, as applicable.

(b)	The RSU issuance prices are in Canadian dollars and are presented in the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2020 of C$1.00 = US$0.7853.

2021 MANAGEMENT INFORMATION CIRCULAR / 39

Value Vested or Earned During December 31, 2020

The following table shows the value of all option, share-based awards, and non-equity plan compensation which vested during 2020.

	Value Vested During 2020 (a)				Non-equity incentive plan compensation – Value earned during the year ($)
Named Executive Officer	Options (b) ($)	DSUs (c) ($)	Restricted Shares (d) ($)	Escrowed Shares ($)
Sam Pollock	—	1,481,811	153,901	16,886,925	—
Bahir Manios	2,324,681	—	—	—	205,260
Ben Vaughan	—	—	261,680	2,891,249	447,840
Aaron Kline	467,578	—	—	—	234,743
Michael Ryan	302,820	—	—	—	276,400

Notes:

(a)

All values are calculated using the closing price of a Brookfield Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2020 of C$1.00 = US$0.7464.

(b)	Values represent the amount by which the value of Brookfield Class A Shares exceeded the exercise price on the day the options vested.

(c)	Values in this column represent the value of DSUs vested in 2020, including DSUs awarded on February 24, 2020 in lieu of the cash bonus related to performance in 2019.

(d)	Values in this column represent the value of Restricted Shares vested in 2020, including Restricted Shares awarded in lieu of the cash bonus related to performance in 2019.

Pension and Retirement Benefits

Our NEOs do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. The NEOs based in Canada receive an annual contribution from Brookfield to their registered retirement savings plans equal to 4.5% of their base salary, subject to an annual RRSP contribution limit established by the Canada Revenue Agency. The NEO based in Australia receives an annual contribution from Brookfield to their superannuation account equal to 9.5% of their base salary, subject to a quarterly cap of approximately AUD$4,500.

2021 MANAGEMENT INFORMATION CIRCULAR / 40

Part Six – Other Information

Indebtedness of Directors, Officers and Employees

As at the date of this Circular, none of the directors, officers, employees and former directors, officers and employees of the Corporation, the Service Providers or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to the Corporation or to another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Corporation, the Service Providers or any of their respective subsidiaries. There is no indebtedness to the Corporation by current and former directors, officers or employees of the Corporation, the Service Providers or any of their respective subsidiaries, nor any of their associates, in connection with the purchase of securities of the Corporation.

Audit Committee

Additional information about the Audit Committee required by Part 5 of National Instrument 52-110 – Audit Committees, including the Audit Committee’s charter, can be found under Item 6.C in our Annual Report on Form 20-F under the heading “Audit Committee,” under Item 16A, “Audit Committee and Financial Expert” and Exhibit 15.1 thereto, which is posted on the Corporation’s website, https://bip.brookfield.com/bipc under “Notice and Access 2021” and is also filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. A copy of our Annual Report on Form 20-F can also be obtained from the Corporate Secretary of the Corporation as set out below under “Availability of Disclosure Documents” in Part Six of this Circular.

Related Party Transactions

The Corporation is an affiliate of Brookfield and a subsidiary of the partnership. Our group has entered into a number of agreements and arrangements with Brookfield in order to enable it to pursue its vision of being a leading owner and operator of high-quality infrastructure assets. While our group believes that this ongoing relationship with Brookfield provides it with a strong competitive advantage as well as access to opportunities that would otherwise not be available to it, our group operates independently and on a stand-alone basis. Please refer to the information contained in our Annual Report on Form 20-F under Item 7.B “Related Party Transactions”, Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results—Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices”, Item 7.A “Major Shareholders” and Note 19 to our audited consolidated financial statements for the year ended December 31, 2020 for a description of these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our group’s relationship with Brookfield and our Corporation’s relationship with Brookfield Infrastructure.

Management Contracts

The Corporation does not have any employees, other than employees of its operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to provide Brookfield Infrastructure with management services under the Master Services Agreement. Brookfield is a leading global alternative asset manager with approximately $600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. The business address of Brookfield is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. Pursuant to the Master Services Agreement, in exchange for the management services provided to Brookfield Infrastructure by the Service Providers, Holdings LP pays a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the market value of our group. We reimburse Brookfield Infrastructure for our proportionate share of such fee. The amount attributable to the Corporation is based on weighted average units and shares outstanding after retroactively adjusting for the special distribution. For purposes of calculating the base management fee, the market value of Brookfield Infrastructure is equal to the aggregate value of all outstanding BIP Units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including our exchangeable shares and the exchangeable limited partnership units issued by Brookfield Infrastructure Partners Exchange L.P. in connection with Brookfield Infrastructure’s acquisition of an effective 30% interest in Enercare) that are not held by Brookfield Infrastructure, plus all outstanding third party debt

2021 MANAGEMENT INFORMATION CIRCULAR / 41

owith recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special GP, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP units (other than Holding LP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including the Corporation, exceed specified target levels as set forth in Holding LP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution. In 2020, the Corporation’s proportionate share amounted to approximately $30 million. See “The Master Services Agreement” on pages 102–106 of our Annual Report on Form 20-F for further information on the Master Services Agreement.

Normal Course Issuer Bid

The Corporation may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. In November 2020, the TSX accepted a notice filed by the Corporation of its intention to commence a normal course issuer bid to repurchase outstanding exchangeable shares, which permits the Corporation to repurchase up to 10% of the total public float of exchangeable shares, or up to 3,618,425 exchangeable shares. Repurchases under our normal course issuer bid were authorized to commence on November 12, 2020 and our normal course issuer bid will terminate on November 11, 2021, or earlier should we complete our repurchases prior to such date. The actual number of exchangeable shares to be purchased and the timing of such purchases will be determined by the Corporation, and all purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. For the year ended December 31, 2020, the Corporation made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-866-989-0311 or by email at bip.enquiries@brookfield.com.

Availability of Disclosure Documents

The Corporation will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and our Annual Report on Form 20-F. Upon request to the Corporate Secretary of the Corporation, the Corporation will also provide any person or company the Annual Report on Form 20-F (filed in Canada with Canadian securities regulatory authorities in lieu of an annual information form), which includes our financial statements for the fiscal year ended December 31, 2020 and related management’s discussion and analysis (“MD&A”), and/or the interim financial statements and MD&A for periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on the Corporation is provided in its financial statements and MD&A. Requests for the Annual Report on Form 20-F, Interim Statements and MD&A can be made to the Corporation by mail at 250 Vesey Street, 15th Floor, New York, New York, 10281-1028, by telephone at 212-417-7000, or by email at bip.enquiries@brookfield.com. All of these documents and additional information related to the Corporation are also available on the Corporation’s website, https://bip.brookfield.com/bipc, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Other Business

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders and Availability of Investor Materials dated May 7, 2021.

2021 MANAGEMENT INFORMATION CIRCULAR / 42

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the Corporation.

Michael Ryan

Corporate Secretary

May 7, 2021

2021 MANAGEMENT INFORMATION CIRCULAR / 43

Appendix A – Charter of the Board

BROOKFIELD INFRASTRUCTURE CORPORATION

BOARD OF DIRECTORS CHARTER

February 2021

1.	PURPOSE OF THE CORPORATION

Brookfield Infrastructure Corporation (the “Corporation”) and its related entities have been established by Brookfield Infrastructure Partners L.P. (“BIP”) to issue a security (the “Class A Subordinate Voting Shares”) that provides an economic return equivalent to units of BIP. In furtherance of the foregoing, the Corporation will (i) establish, acquire and/or hold interests in certain holding subsidiaries (collectively, the “Holding Entities”), (ii) engage in any activity related to the capitalization and financing of the Corporation’s interest in the Holding Entities, and (iii) engage in any activity that is incidental to or in furtherance of the foregoing and that lawfully may be conducted by a corporation incorporated under the Business Corporations Act (British Columbia) and the Corporation’s constating documents, provided that as long as any Class A Subordinate Voting Share is listed and traded on a stock exchange in Canada, the Corporation shall not engage in an activity referred to in (ii) or (iii) to the extent such activity may disqualify the Corporation from being considered a “mutual fund corporation” for purposes of the Income Tax Act (Canada).

2.	ROLE OF THE BOARD

The role of the board of directors (the “Board”) of the Corporation is to oversee, directly and through its committees, the business and affairs of the Corporation. The Board’s role includes:

(a)

supervising the affiliates of Brookfield Asset Management Inc. (“BAM”) who are engaged in the provision of management services (collectively, the “Service Providers”) under the master services agreement entered into on March 13, 2015 by, among others, BIP LP, BAM and the Service Providers (as amended from time to time, the “Master Services Agreement”);

(b)	capitalizing and financing the Corporation’s interests in the Holding Entities; and

(c)	overseeing the activities of the Corporation.

3.	AUTHORITY AND RESPONSIBILITIES

The Board meets regularly to review reports by the Service Providers on the performance of the Corporation. Because the Corporation is intimately connected to BIP and its subsidiaries (the “BIP Group”), the Board will also be informed of the performance, risks and business operations of the BIP Group. In addition to the general supervision of the provision of services by the Service Providers, the Board performs the following functions:

(a)	risk assessment – assessing the major risks facing the Corporation and its subsidiaries and reviewing, approving and monitoring the manner of addressing those risks;

(b)	communications and disclosure – ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive stakeholder views;

(c)

environmental, social, and governance – reviewing the Corporation’s approach to environmental, social, and governance (“ESG”) matters as reported to the Board by the Nominating and Governance Committee;

2021 MANAGEMENT INFORMATION CIRCULAR / A-1

(d)	corporate governance – overseeing the approach to corporate governance by the Corporation, including adhering to a set of corporate governance principles and guidelines applicable to the Corporation;

(e)

internal controls – reviewing and monitoring the controls and procedures within the Corporation and its subsidiaries to maintain its integrity, including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance; and

(f)

maintaining integrity – on an ongoing basis, satisfying itself as to the integrity of the Service Providers, including compliance with BAM’s Code of Business Conduct and Ethics and its anti-bribery and corruption policies.

4.	COMPOSITION AND PROCEDURES

(a)

Size of Board and Selection Process – The directors of the Corporation are elected by its shareholders from time to time. The Nominating and Governance Committee recommends the nominees for election to the Board for approval both by the full Board and by a majority of its independent directors (as defined in the articles). Following this approval, the Board proposes a slate of nominees for election, the number of which is subject to limits in the articles The Nominating and Governance Committee also recommends the number of directors from time to time. The Board of the Corporation is expected to mirror the board of directors of the general partner of BIP, except that the Corporation will add one additional non-overlapping board member.

(b)

Qualifications – Directors should have the highest personal and professional ethics and values. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. At least three directors and at least a majority of the directors will be independent directors based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities. If the Chair of the Board is not Independent, there shall be a lead independent director (“Lead Independent Director”) of the Board selected by the Board on the recommendation of the Nominating and Governance Committee.

(c)

Meetings – The Board holds at least four scheduled meetings a year, all chaired by the Chair of the Board or, in the absence of the Chair, such other directors as nominated by the directors who are in attendance. The Board is responsible for its agenda. Prior to each Board meeting, the Chair of the Board discusses agenda items for the meeting with a representative of the Service Providers. Materials for each meeting are distributed to the directors in advance of the meetings.

At the conclusion of each regularly scheduled meeting, the independent directors meet separately, in the absence of representatives from the Service Providers. The independent Chair (or Lead Independent Director) chairs these in-camera sessions.

(d)

Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: Audit Committee and Nominating and Governance Committee. Special committees may be established from time to time to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of their committee. The terms of reference of each standing committee as documented in each committee’s charter are reviewed regularly by the Board.

(e)

Evaluation – The Nominating and Governance Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors and provides a report to the Board on the findings of this process.

(f)

Compensation – The Nominating and Governance Committee recommends to the Board the compensation for directors. In reviewing the adequacy and form of compensation for directors, the Nominating and Governance Committee seeks to ensure that director compensation reflects the responsibilities and risks involved in being a director of the Corporation.

2021 MANAGEMENT INFORMATION CIRCULAR / A-2

(g)

Access to Outside Advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chairman of the Board, retain an outside advisor at the expense of the Corporation.

(h)

Charter of Expectations – The Board has adopted a Charter of Expectations for Directors which outlines the expectations the Corporation places on its directors in terms of professional and personal competencies, performance, behaviour, conflicts of interest, security ownership and resignation events.

This charter of the Board was reviewed and adopted by the Board on February 2, 2021.

2021 MANAGEMENT INFORMATION CIRCULAR / A-3